FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

        [X]     Merger
        [ ]     Liquidation
        [ ]     Abandonment of Registration
                (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
        [ ]     Election of status as a Business Development Company
                (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.      Name of fund: MONY Series Fund, Inc.

3.      Securities and Exchange Commission File No.: 811-04209

4.      Is this an initial Form N-8F or an amendment to a previously filed Form
        N-8F?

        [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

        1740 Broadway
        New York, New York 10019

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Patricia Louie, Esq.                    Mark C. Amorosi
        AXA Equitable Life Insurance            Kirkpatrick & Lockhart Nicholson
           Company                                Graham LLP
        1290 Avenue of the Americas             1800 Massachusetts Ave, N.W.
        New York, New York 10104                Washington, D.C. 20036
        (212) 314-5329                          (202) 778-9351

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

        MONY Life Insurance Company of          State Street Bank and Trust
        America                                 Company
        1740 Broadway                           1776 Heritage Drive
        New York, New York 10019                No. Quincy, Massachusetts 02171

        Enterprise Capital Management, Inc.     EQUITY INCOME, EQUITY GROWTH AND DIVERSIFIED PORTFOLIOS
        Suite 450, 3343 Peachtree Road
        Atlanta, Georgia 30326                  Boston Advisors, Inc.
                                                One Federal Street
                                                26th Floor
                                                Boston, Massachusetts 02110

                                                INTERMEDIATE TERM BOND, LONG TERM BOND, GOVERNMENT SECURITIES AND
                                                MONEY MARKETS PORTFOLIOS

                                                MONY Capital Management, Inc.
                                                1740 Broadway
                                                New York, NY 10019


NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.      Classification of fund (check only one):

                  [X] Management company;
                  [ ] Unit investment trust; or
                  [ ] Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

                  [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware or Massachusetts):

        Maryland Corporation

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        ADVISER:
        --------

        MONY Life Insurance Company of America
        1740 Broadway
        New York, New York 10019

        SUB-ADVISERS:
        -------------

        EQUITY INCOME, EQUITY GROWTH AND DIVERSIFIED PORTFOLIOS

        Boston Advisors, Inc.
        One Federal Street
        26th Floor
        Boston, Massachusetts 02110

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


        INTERMEDIATE TERM BOND, LONG TERM BOND, GOVERNMENT SECURITIES AND MONEY MARKETS PORTFOLIOS

        MONY Capital Management, Inc.
        1740 Broadway
        New York, NY 10019

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

        MONY Securities Corporation
        1740 Broadway
        New York, New York 10019

13.     If the fund is a unit investment trust ("UIT") provide:

        Not Applicable

        (a)     Depositor's name(s) and address(es):

        (b)     Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

                [X]  Yes          [  ]  No

                If Yes, for each UIT state:

                Name: MONY America Variable Account A
                File No.: 811-05166
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

                Name: MONY America Variable Account L
                File No.: 811-04234
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

                Name: MONY America Variable Account S
                File No.: 811-05100
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

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

                Name: MONY Variable Account A
                File No.: 811-06218
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

                Name: MONY Variable Account L
                File No.: 811-06215
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

                Name: MONY Variable Account S
                File No.: 811-06717
                Business Address: 1290 Avenue of the Americas
                                  New York, New York 10104

15.    (a)      Did the fund obtain approval from the board of directors
                concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]  Yes          [  ]  No

                If Yes, state the date on which the board vote took place:
                February 4, 2004 If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]  Yes          [  ]  No

                If Yes, state the date on which the shareholder vote took place:

                July 8, 2004

                If No, explain:

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                [X]  Yes          [  ]  No

        (a) If Yes, list the date(s) on which the fund made those distributions:

                July 9, 2004

        (b)     Were the distributions made on the basis of net assets?

                [X]  Yes          [  ]  No

        (c)     Were the distributions made PRO RATA based on share ownership?

                [X]  Yes          [  ]  No

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

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

        (e)     Liquidations only:

                Were any distributions to shareholders made in kind?

                [  ]  Yes         [  ]  No

        If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:

        Not Applicable

        Has the fund issued senior securities?
                [  ]  Yes         [  ]  No

        If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.     Has the fund distributed ALL of its assets to the fund's shareholders?

        [X]  Yes          [  ]  No

        If No,
        (a) How many shareholders does the fund have as of the date this form is filed?
        (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                [  ]  Yes         [X]  No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                [  ] Yes          [X] No

        If Yes,


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


        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
        (b)  Why has the fund retained the remaining assets?
        (c)  Will the remaining assets be invested in securities?

                [  ] Yes          [  ] No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                [  ] Yes          [X] No

        If Yes,
        (a)  Describe the type and amount of each debt or other liability:
        (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)  List the expenses incurred in connection with the Merger or
             Liquidation:

             (i) Legal Expenses: $124,182.33
             (ii) Accounting Expenses: $32,960
             (iii) Other expenses (list and identify separately):
                        1) Proxy Expenses: $139,835.14
                        2) Travel Expenses: $4,250.47
             (iv) Total expenses (sum of lines (i)-(iii) above): $301,227.94

        (b)  How were those expenses allocated?

             60% of the expenses were allocated to AXA Financial, Inc.
             ("AXA Financial") and 40% were allocated to MONY Life Insurance Company ("MONY").

        (c)  Who paid those expenses?

             AXA Financial and MONY.

        (d)  How did the fund pay for unamortized expenses (if any)?

             There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                [  ] Yes          [X] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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


V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

                [  ] Yes          [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                [  ] Yes          [X] No

        If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.     (a)  State the name of the fund surviving the Merger: EQ Advisors Trust

        (b) State the Investment Company Act file number of the fund surviving the Merger:

             811-07953

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

             File Number: 333-115647

             Date executed reorganization agreement was filed: June 15, 2004

        (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of MONY Series Fund, Inc., (ii) he is the Treasurer of MONY Series Fund, Inc. and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


February 9, 2006                                /s/ David Weigel
------------------                              ------------------------
Date                                            Name: David Weigel
                                                Title: Treasurer
















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